UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Arbe Robotics Ltd. is furnishing a copy of its proxy statement and form of proxy card for its 2024 annual general meeting, which is scheduled for Wednesday, September 11, 2024, as Exhibits 99.1 and 99.2, respectively, to this Form 6-K. The proxy statement and form of proxy card are posted on the Company’s website, https://arberobotics.com/.

Exhibit Index

Exhibit No.	Document Description

99.1	Proxy Statement for 2024 Annual General Meeting.*
99.2	Form of Proxy Card for 2024 Annual General Meeting

*	The proxy statement for the 2024 Annual General Meeting is incorporated by reference in any registration statement on Form F-3 or S-8 that incorporates by reference material filed by the issuer with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

By:	/s/ Kobi Marenko
Name:	Kobi Marenko
Title:	CEO

Date: August 23, 2024